Alliance Premier Growth Fund, Inc.           Exhibit 77E
811-6730

     There are no material pending or threatened litigation, assessments or claims that have been asserted by or against the Fund. However, the Fund has been named as a nominal defendant in Benak v. Alliance Capital Management, L.P., in Roy v. Alliance Capital Management L.P., in Roffe v. Alliance Capital Management L.P., in Tatem v. Alliance Capital Management, L.P., in Gissen v. Alliance Capital Management, L.P. and in Pfeiffer v. Alliance Capital Management, L.P. These are purported shareholder derivative actions brought under Section 36(b) of the Investment Company Act of 1940 to recover investment advisory fees paid by the Fund to its investment advisor. The Fund is named as a nominal defendant to the actions pursuant to established pleading requirements in derivative actions; however, no relief is sought from this action nor could it be under
Section 36(b).

Mflegal/coregrp/bullock/apgf/nsar.jul20002